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January 7, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Cecilia Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	CSG Systems International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 0-27512

Dear Ms. Blye:

On behalf of CSG Systems International, Inc. (“CSGI” or the “Company”), we provide this submission in response to your letter dated December 6, 2012 (the “Comment Letter”), relating to our Form 10-K for the fiscal year ended December 31, 2011, filed by CSGI on March 15, 2012. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

General

1.	You disclose on page 15 of your Form 10-K that certain of your foreign subsidiaries have had business dealings with entities in jurisdictions subject to OFAC-administered sanctions. You disclose on page 15 and elsewhere in the filing, and on pages 27 and 31 of your Form 10-Q for the quarterly period ended September 30, 2012, that on February 27, 2012 you received an administrative subpoena from OFAC regarding possible transactions “with or to a jurisdiction subject to various restrictions and/or prohibitions.” You do not identify the jurisdictions to which you refer. You also disclose on pages 27 and 31 of the Form 10-Q that on July 13, 2012 and October 5, 2012, respectively, you submitted to OFAC a voluntary disclosure and a final report “relating to certain business dealings in another sanctioned/embargoed country.” You do not identify the country to which you refer.

18020 Burt Street    |     Omaha, NE 68022    |    phone: 402.431.7000

Ms. Cecilia Blye U.S. Securities and Exchange Commission January 7, 2013 Page 2 of 6

Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please describe to us the nature, duration, and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and/or Syria, if any, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technologies, software, information, and/or services that you have provided or intend to provide into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

CSGI’s policy is to conduct business in compliance with all laws and regulations, wherever the Company does business. CSGI strives to comply with U.S. export control and economic sanction laws, regulations and requirements relating to Cuba, Iran, Sudan and Syria. The Company has established a Total Compliance Program and a Code of Conduct for all of its employees. The Code of Conduct requires all CSGI employees to abide by legal regulations that govern CSGI’s business, including compliance with national and international laws relating to trade restrictions. CSGI’s revised Code of Conduct, released in May 2012, confirms that such restrictions include U.S. and international economic sanctions, as well as export control laws, antiboycott laws, anti-corruption laws and data privacy laws. CSGI does not and never has had a subsidiary or other affiliate organized under the laws of Cuba, Iran, Sudan or Syria. CSGI does not and never has had any employees based in Cuba, Iran, Sudan or Syria.

On November 30, 2010, CSGI acquired Intec Telecom Systems PLC (“Intec PLC”), the parent of Independent Technology Systems Limited (“Intec UK”), and all of Intec PLC’s subsidiaries (collectively referred to as “Intec”). Founded in 1997, Intec is a UK-based provider of telecommunications-related billing solutions. Intec supplies business and operations support systems (BSS/OSS) to more than 400 customers across the global telecommunications industry. Until CSGI acquired Intec on November 30, 2010, Intec PLC was headquartered in the United Kingdom and was publicly-listed on the London Stock Exchange.

At the time of acquisition by CSGI, certain of Intec PLC’s non-U.S. subsidiaries were parties to existing agreements with Iranian entities for the supply of foreign-origin software and related maintenance and support services for end-use by two Iranian telecommunications providers that are majority owned or ultimately owned by the Government of Iran.

The foreign-origin software supplied under the agreements was developed entirely outside the United States and was not subject to U.S. export control laws (i.e., the Export Administration Regulations (“EAR”), 15 C.F.R. Parts 730 to 774). At the time CSGI acquired Intec, the agreements between Intec PLC’s non-U.S. subsidiaries and the Iranian entities represented an insignificant amount of Intec’s total revenues, as can be seen in the quantitative analysis provided in our response to Comment #2.

Ms. Cecilia Blye U.S. Securities and Exchange Commission January 7, 2013 Page 3 of 6

Prior to and at the time of the acquisition, the software, maintenance and support were being provided by Intec PLC’s non-U.S. subsidiaries, which were not “United States persons” as defined under the Iranian Transactions Regulations (“ITR”) (31 C.F.R. § 560.314). Intec PLC’s non-U.S. subsidiaries did use a third-party software program hosted on a server in the United States to create and track internal “Help Desk” tickets for all customers, including the entities in Iran. The third-party software was not provided to the Iranian entities.

Following the acquisition, Intec PLC’s non-U.S. subsidiaries (which were not considered “United States persons” under the ITR even after acquisition) continued to provide services relating to these agreements and continued to use the “Help Desk” software hosted in the United States. In March 2012, CSGI and its subsidiaries stopped providing software, support and maintenance under the agreements. As a result of corporate reorganization and consolidation of certain business functions following the acquisition, CSGI provided limited administrative support in connection with the agreements, as well as participated with Intec PLC’s non-U.S. subsidiaries in and approved marketing activities relating to Iran, none of which resulted in contracts, agreements, exports, reexports or sales.

Also prior to the acquisition, Intec UK had been negotiating an agreement for the supply of the same foreign-origin software, which, as noted above, was not subject to U.S. export control laws (i.e., the EAR), and related maintenance and support services to an entity in Syria. Intec UK entered into an agreement with the Syrian entity shortly after the acquisition closed. In connection with that agreement, Intec UK received a payment denominated in U.S. dollars from the Syrian entity through a Jordanian party shortly after the issuance of Executive Order 13582 (issued on August 17, 2011), which payment was made pursuant to a preexisting payment arrangement between Intec UK and the Syrian entity.

In connection with the agreement, server hosting of the third-party “Help Desk” software, which software was not provided to the Syrian entity, and limited support were provided from the United States. However, at the time Intec UK entered into the agreement, U.S. law did not prohibit the provision of services to Syria. In March 2012, CSGI and its subsidiaries stopped providing software, maintenance and support under the agreement.

In 2011, Intec UK sought partners for potential activities in Syria and engaged in preliminary discussions with a Syrian telecommunications provider for the possible provision of the same foreign-origin software. CSGI ultimately decided not to pursue the opportunity with the Syrian telecommunications provider, and in 2011 Intec UK stopped the discussions.

Ms. Cecilia Blye U.S. Securities and Exchange Commission January 7, 2013 Page 4 of 6

The activities described above and relating to Iran were disclosed in CSGI’s July 13, 2012, response to the February 27, 2012, administrative subpoena issued by OFAC. The activities relating to Syria that occurred after the issuance of Executive Order 13582 were addressed in CSGI’s voluntary disclosure to OFAC, for which an initial notice was submitted on July 13, 2012 and a final disclosure report was submitted on October 5, 2012. All of the activities relating to Iran and Syria have ceased.

Neither CSGI nor Intec have pursued opportunities in Cuba, nor are any activities with Cuba contemplated in the future. Prior to acquisition by CSGI, Intec PLC’s non-U.S. subsidiaries pursued opportunities in Sudan. However, neither CSGI nor Intec has or has had any contracts, agreements, exports, reexports or sales involving Sudan, and no activities are contemplated in the future.

2.	Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and/or Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

RESPONSE:

CSGI respectfully suggests that it does not believe the limited and in most cases indirect activities and other contacts described above are material in quantitative or qualitative terms; nor do they present a material investment risk for CSGI’s stockholders.

A summary of the revenue recognized from the Iranian entities and the Syrian entity for effectively the last three fiscal years and the nine months ended September 30, 2012 is as follows (dollars in thousands):

	Iran	Syria
Intec (pre-acquisition):
Fiscal year ended September 30, 2009
Revenue	$1,943	$—
Percentage of Intec revenue	0.73%	$0.00%
Fiscal year ended September 30, 2010
Revenue	$555	$—
Percentage of Intec revenue	0.25%	$0.00%
CSGI (post-acquisition):
Fiscal year ended December 31, 2011
Revenue	$454	$394
Percentage of CSGI revenue	0.06%	$0.05%
Nine months ended September 30, 2012
Revenue	$78	$12
Percentage of CSGI revenue	0.01%	$0.00%

Ms. Cecilia Blye U.S. Securities and Exchange Commission January 7, 2013 Page 5 of 6

For the three months ended December 31, 2010, revenues related to the Iranian entities and the Syrian entity were $0.2 million and zero, respectively, which were less than 0.5% of either Intec’s or CSGI’s total revenues. Intec and CSGI had no material assets or liabilities related to the two Iranian entities and the Syrian entity during the last three fiscal years and the subsequent interim period.

CSGI qualitative analysis involved an examination of CSGI’s policies and compliance measures that have been implemented to ensure compliance with U.S. and other applicable laws, regulations and requirements relating to Cuba, Iran, Sudan and Syria. These policies require compliance with all laws and regulations relating to these countries, including the economic sanction and export control laws and regulations. Additionally, CSGI has either suspended or terminated all activities in Iran and Syria and has not and will not enter into agreements in Cuba or Sudan without prior U.S. government licensing authorization. As part of its 2011 Annual Report on Form 10-K, the Company stated:

“[f]rom time to time, certain of our foreign subsidiaries have had limited business dealings with entities in jurisdictions subject to OFAC-administered sanctions. These business dealings, which represent an insignificant amount of our consolidated revenues (less than 1%) and income, generally consist of software licenses and related services. As a result of the above activities, we are exposed to a heightened risk of violating anti-corruption laws and OFAC regulations. Violations of these laws and regulations are punishable by civil penalties, including fines, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment.”

The Company is aware of no investor inquiries regarding its activities in jurisdictions subject to OFAC-administered sanctions or of any negative impact on the Company’s share value or reputation that have resulted from the inclusion of the above statement or from the references to the OFAC administrative subpoena and voluntary disclosure. Based on the limited nature of the contacts, small amount of revenue, the Company’s compliance efforts and future intentions to avoid doing business in Cuba, Iran, Sudan and Syria without prior U.S. government licensing, CSGI does not believe that future risks are quantitatively or qualitatively material.

*****

Ms. Cecilia Blye U.S. Securities and Exchange Commission January 7, 2013 Page 6 of 6

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have further questions or require additional information.

Sincerely,

Randy R. Wiese

Executive Vice President, Chief Financial Officer and Chief Accounting Officer

cc:	Pradip Bhaumik, Special Counsel, Office of Global Security Risk, Securities and Exchange Commission

Peter E. Kalan, Chief Executive Officer and President

Joseph T. Ruble, Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

Bradley J. Homant, KPMG LLP